                                                                    EXHIBIT 99.1

                                                           [English Translation]

                                                              September 27, 2003

                                                            Notice of Correction

                              HANARO TELECOM, INC.

1. Disclosure subject to correction : the Resolution of Board of Directors ("BOD") Meeting on the calling of an Extraordinary Shareholders' Meeting

2.    Date of previous disclosure : August 29, 2003

3. Reason for correction : changes in the agenda to be presented at the Extraordinary Shareholders' Meeting ("EGM") (Date of BOD meeting for such change: September 26, 2003)

4.    Details of correction:


                            Before Amendment                          After Amendment
                 --------------------------------------   ----------------------------------------
Type of issue    Item 1. Approval of new rights issue     Item 1. Approval of per share price of
                 Item 2. Approval of per share price of   issuance of new shares below par value
                 rights issue below par value             Item 2. Approval of issuance of new
                 Item 3. Approval of amendment of the     shares
                 Articles of Incorporation                Item 3. Approval of amendment of the
                 Item 4. Appointment of directors         Articles of Incorporation
                                                          Item 4. Appointment of non-standing
                                                          directors
                                                          Item 5. Appointment of outside directors

Others           The date and agenda for the EGM are
                 subject to change. The BOD shall
                 confirm the details in a timely
                 manner.